Calculation of the Registration Fee

Title of Each Class of Securities	Maximum Aggregate Offering
Offered	Price	Amount of Registration Fee (1)(2)
Notes	$24,215,900.00	$743.43

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $738,764.84 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $743.43 is offset against the registration fee due for this offering and of which $738,021.41 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(5) Registration No. 333-134553
PRICING SUPPLEMENT No. 15 to Prospectus Supplement dated May 30, 2006 to Prospectus Supplement dated May 30, 2006 and Prospectus dated May 30, 2006

565,000 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

20.00% Yield Enhanced Equity Linked Debt Securities Due February 24, 2008

Performance Linked to the Common Stock of Hewlett-Packard Company (HPQ)

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated May 30, 2006 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

The notes will be issued in an aggregate principal amount of $24,215,900.00 and will be a further issuance of, and form a single tranche with, the $47,500,023.60 aggregate principal amount of Medium-Term Notes due February 24, 2008, that Lehman Brothers Holdings initially issued on February 23, 2007, as described in Pricing Supplement no. 11 dated February 15, 2007. The notes will have the same CUSIP and ISIN numbers as the previously issued initial notes of this tranche and will trade interchangeably with such other notes of this tranche immediately upon settlement. The issuance of the notes will increase the aggregate principal amount of the outstanding notes of this tranche to $71,715,923.60.

•   Index stock issuer:  Hewlett–Packard Company.  Hewlett Packard Company is not involved in this offering and has no obligation with respect to the notes.

•   Index stock:  The common stock of the index stock issuer.

•   Principal amount:  $42.86 per YEELDS, and, in the aggregate, $24,215,900.00.

•   Stated maturity date:  February 24, 2008, subject to postponement if the valuation date is postponed.  If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, as described on page S-17 of the MTN prospectus supplement.

•   Valuation date:  February 15, 2008, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption “Description of the Notes—Settlement value” on page SS-14 of the YEELDS prospectus supplement.

•   Determination period:  Five business days.

•   Coupon rate:  20.00% per annum.

•   Coupon payment dates: Monthly on the 24th calendar day of each month, commencing on March 24, 2007.

•   Coupon record dates:  15 calendar days prior to each coupon payment date.

•   Initial multiplier: 0.849257

•   Initial value:  $42.86, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings’ obligations under the notes.

•    Equity cap price:  $42.86, which is 100% of the initial value. Because the equity cap price is equal to the initial value, you will never receive more than the principal amount per note on the stated maturity date; you may receive less.

•   Base dividend:  $0.08, which is the amount of the quarterly dividend per share of common stock most recently paid by Hewlett-Packard Company prior to the date of this pricing supplement.

•   Effective dividend adjustment date:  The first business day immediately following the 16th day of each May, August, November and the valuation date, as applicable.

•   Payment at maturity:  On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:

(1) the alternative redemption amount; and

(2) $42.86.

Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, as described beginning on page SS-14 of the YEELDS prospectus supplement under “Description of the Notes—Settlement Value”.

•    Stock settlement option: Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption “Description of the Notes—Stock Settlement” on page SS-19 of the YEELDS prospectus supplement.  Lehman Brothers Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

•    Denominations:  $42.86 and integral multiples thereof.

•    Listing:  The YEELDS will not be listed on any exchange.

•    CUSIP No.: 52520W614

•    ISIN No.: US52520W6140

Investing in the notes involves risks.  Risk Factors begin on page SS-7 of the
YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price(1)	$40.30283334	$22,771,100.84
Underwriting discount	$0.00	$0.00
Proceeds to Lehman Brothers Holdings	$40.30283334	$22,771,100.84

(1) The notes are being offered at a public offering price equal to 94.0336755% of the public offering price of the notes issued on February 23, 2007, plus accrued coupon payments of $201,799.17 in the aggregate, from, and including, February 23, 2007 to, but not including, March 8, 2007, the date Lehman Brothers Inc. expects to deliver the notes.

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 84,750 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about March 8, 2007.

LEHMAN BROTHERS

March 5, 2007

“YEELDS” is a registered trademark of Lehman Brothers Inc.

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that Hewlett-Packard Company does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS.

Example 1. Assuming the adjusted closing price is $35.00 and the settlement value is $29.723995 after applying the initial multiplier:

As a result, because the settlement value of $29.723995 is less than $42.86, on the stated maturity date, you would receive $29.723995 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $29.723995 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $29.723995 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 1,108,260 YEELDS, you would receive on the stated maturity date in total, 941,197 shares of index stock and $19.69 in cash, plus accrued but unpaid coupon payments

Example 2. Assuming the adjusted closing price is $45.00 and the settlement value is $38.216565 after applying the initial multiplier:

As a result, because the settlement value of $38.216565 is less than $42.86, on the stated maturity date, you would receive $38.216565 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $38.216565 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $38.216565 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 1,108,260 YEELDS, you would receive on the stated maturity date in total, 941,197 shares of index stock and $25.32 in cash, plus accrued but unpaid coupon payments.

Example 3. Assuming the adjusted closing price is $55.00 and the settlement value is $46.709135 after applying the initial multiplier:

As a result, because $42.86 is less than the settlement value of $46.709135, on the stated maturity date, you would receive $42.86 per YEELDS, plus accrued but unpaid coupon payments. Because the equity cap price is equal to the initial value of the notes, you will never receive more than the principal amount per note on the stated maturity date.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $42.86 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $42.86 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 1,108,260 YEELDS, you would receive on the stated maturity date in total, 863,636 shares of index stock and $43.60 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value, initial value or equity cap price differs from the values assumed above or that Hewlett-Packard Company changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

INDEX STOCK ISSUER AND INDEX STOCK

Hewlett-Packard Company

Lehman Brothers Holdings has obtained the following information regarding Hewlett-Packard Company from Hewlett-Packard Company’s reports filed with the SEC.

Hewlett-Packard Company is a provider of products, technologies, software, solutions and services to individual consumers, small and medium sized businesses, large enterprises, including the public and education sectors. Hewlett-Packard Company’s offerings span:

•  personal computing and other access devices,

•  imaging and printing-related products and services,

•  enterprise information technology infrastructure, including enterprise storage and server technology, enterprise system and network management software, and

•  multi-vendor customer services, including technology support and maintenance, consulting and integration and managed services.

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The shares of common stock of Hewlett-Packard Company are listed on The New York Stock Exchange under the symbol “HPQ”.

The following table presents the high and low closing prices for the shares of common stock of Hewlett-Packard Company, as reported on The New York Stock Exchange during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2004
First Quarter	$26.12	$21.38	$22.84
Second Quarter	23.64	19.50	21.10
Third Quarter	20.58	16.50	18.75
Fourth Quarter	21.33	17.86	20.97
2005
First Quarter	$22.00	$19.34	$21.94
Second Quarter	24.61	20.15	23.51
Third Quarter	29.20	23.48	29.20
Fourth Quarter	29.97	26.67	28.63
2006
First Quarter	$34.19	$28.77	$32.90
Second Quarter	34.36	29.79	31.68
Third Quarter	36.92	30.52	36.69
Fourth Quarter	41.60	37.42	41.19
2007
First Quarter (through the date of this pricing supplement)	$43.53	$38.67	$38.75

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and (b) Hewlett-Packard Company does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS:

•  the percentage change from the issue price to the hypothetical settlement value on the valuation date;

• the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

• the hypothetical total amount payable per YEELDS on the stated maturity date;

• the hypothetical total annualized yield on the YEELDS on the stated maturity date; and

• the hypothetical total annualized yield from direct ownership of the index stock.

Hypothetical adjusted closing price on the valuation date	Hypothetical settlement value on the valuation date	Percentage change from the issue price to the hypothetical adjusted closing price on the valuation date	Total coupon payments paid or payable on or before the stated maturity date per YEELDS	Hypothetical total amount payable per YEELDS on the stated maturity date (1)	Hypothetical total annualized yield on the YEELDS on the stated maturity date per YEELDS (2)	Hypothetical total annualized yield from direct ownership of index stock
$25.7160	$21.8395	-40%	$8.5958	$21.8395	-32.2%	-39.17%
$34.2880	$29.1193	-20%	$8.5958	$29.1193	-13.3%	-19.20%
$38.5740	$32.7592	-10%	$8.5958	$32.7592	-3.9%	-9.23%
$42.8600	$36.3992	0%	$8.5958	$36.3992	5.4%	0.75%
$47.1460	$40.0391	10%	$8.5958	$40.0391	14.7%	10.72%
$51.4320	$43.6790	20%	$8.5958	$42.8600	21.9%	20.69%
$53.5750	$45.4989	25%	$8.5958	$42.8600	21.9%	25.67%
$60.0040	$50.9588	40%	$8.5958	$42.8600	21.9%	40.62%
$68.5760	$58.2386	60%	$8.5958	$42.8600	21.9%	60.54%
$77.1480	$65.5185	80%	$8.5958	$42.8600	21.9%	80.45%
$85.7200	$72.7983	100%	$8.5958	$42.8600	21.9%	100.4%

(1)             Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)             The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

You should compare the features of the YEELDS to other available investments before deciding to

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 84,750 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $26,186,765.96, $0.00 and $26,186,765.96, respectively.

565,000 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

20.00% Yield Enhanced Equity Linked Debt Securities Due February 24, 2008

Performance Linked to the Common Stock of Hewlett-Packard Company (HPQ)

PRICING SUPPLEMENT
MARCH 5, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS